UBS Relationship Funds
One North Wacker Drive
Chicago, Illinois 60606-2807

March 10, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentleman:

     Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that UBS Relationship Funds has made disclosure pursuant to such provisions in its Annual Report on Form N-CSR for the fiscal year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on March 10, 2014.

Very truly yours,

UBS Relationship Funds

By:	/s/ Thomas Disbrow
Name:	Thomas Disbrow
Title:	Vice President, Treasurer and
Principal Accounting Officer